UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA WATER IS CHOSEN TO BUILD ONE OF THE WORLD’S
LARGEST DESALINATION PLANTS IN SAUDI ARABIA

Paris, June 28, 2007. Veolia Water Solutions & Technologies, through its thermal desalination specialist SIDEM (Veolia WST-Sidem), has been chosen to design and build one of the world’s largest desalination plants in Saudi Arabia. Considered of national importance, the plant will provide 800,000m3/day of desalinated water to Jubail Industrial City and the Eastern Province of Saudi Arabia – a desert region facing massive industrialization plans and a growing population.

The contract, worth around US$945 million (702 million Euros), for Veolia Water, is for the complete design and build of the desalination plant by Veolia WST-Sidem, which is included in an Independent Water and Power Production Project (IWPP), led by MARAFIQ, the Power and Water Utility Company for Jubail and Yanbu, Saudi Arabia. This forms part of a long-term expansion plan for power and desalination capacities in the Eastern Province of Saudi Arabia, and involves the supply not only of desalinated water but also the production of 2750 MW of electricity. The overall IWPP Project was won by a Consortium of developers composed of Suez Energy International in partnership with ACWA Power and Gulf Investment Corporation, which placed an Engineering Procurement and Construction (EPC) contract to a consortium for the new Power and Desalination Plant. The members of this consortium are General Electric (USA), Hyundai Heavy Industries (Korea) and SIDEM (France). Within the construction framework of this new water and electricity production plant, Veolia WST-Sidem will supply the thermal desalination units by recuperating the heat from the power station, General Electric will assure the supply of the power station equipment, and Hyundai Heavy Industries will assure the construction of the seawater intake unit and work for reject into the sea.

The desalination plant will be based on SIDEM’s unique Multiple Effect Distillation (MED) process, and will include 27 desalination units, each having a capacity of 29,630 m3/day, and a remineralization plant. The MED process is one of the leading technologies incorporated within the project. It recovers the exhaust heat from the power plant and uses it to evaporate sea water at low temperature. As its electrical consumption is low (only one third of that of competing processes), it is the ideal solution for addressing the normally large energy consumption required for desalinating seawater.

The project will be completed by 2010. It will be designed to serve an increasing population, in the Eastern Province of Saudi Arabia, a country holding the world’s largest oil reserves.

Commenting on the contract, Antoine Frérot, Chief Executive Officer of Veolia Water said “We are extremely pleased to be associated with this vital Power and Water project for Saudi Arabia. The challenge of designing and building a plant that will produce 800,000m3 of desalinated water/day requires great coordination and understanding between all parties concerned. As leading specialists in this sector, we are able to implement the latest state-of-the-art solutions and technologies that will contribute to the successful realisation of such an impressive project.”

SIDEM, part of Veolia Water Solutions & Technologies, is one of the world leaders in thermal sea water desalination through low temperature distillation processes such as Multiple Effect Distillation (MED), Multiple Effect Distillation with Thermal Vapour Compression (MED-TVC), and Multiple Effect Distillation with Mechanical Vapour Compression (MED-MVC).The company has been present in Saudi Arabia since the 1970’s. To date, SIDEM has already completed 46 desalination units in Saudi Arabia, including a plant of 267,000m3/day in Al Khobar. Recent contracts include the Al Hidd Power and Desalination Plant in Bahrain (270 000 m3/day), and Al Taweelah A1, in the UAE (240,000m3/day).

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 70,700 employees, its 2006 revenues amounted to ¬10.08 billion. www.veoliawater.com. Veolia Water Solutions & Technologies (VWS) is the technology subsidiary of Veolia Water. The company specializes in the engineering, design and construction of turnkey facilities, and creates technological solutions that are integral to these units.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2006. www.veolia.com

Important Disclaimer. Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Veolia Environnement’s relationship with Vivendi Universal, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2007

VEOLIA ENVIRONNEMENT
By: /s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary